

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

July 15, 2009

Via US Mail and Facsimile to (212) 450-2801

Mr. Noah Gottdiener
Chairman and Chief Executive Officer
Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York 10055

> **Re: Duff & Phelps Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 001-33693**

Dear Mr. Gottdiener:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant